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Exhibit 2

     This Agreement made as of this 27th day of October, 1999, shall form the basis for our agreement under which Inamco International Corp., a Delaware public corporation ("Inamco") retains the services of Varges George. ("Employee").

     Inamco hereby engages Employee to provide exclusive services to Inamco. Employee shall provide services to Inamco on an exclusive basis to the exclusion of all others and shall provide such services as Inamco shall determine from time to time. Emplyee shall serve Inamco at the direction of its Board of Directors.

     The term of such services by Employee shall be one (1) year from the date hereof.

     In consideration of Employee's services and commitment hereunder, Inamco agrees to immediately grant Employee, upon the execution hereof, with 1,000,000 shares of its common stock. Inamco agrees that said shares of stock shall be registered under applicable securities laws so as to cause said shares to become freely tradable with out restriction as soon as may be practicable. For purposes of the foregoing, Inamco agrees to file, at its cost, such registration statements, including but not limited to Form S-8, as may be available so as to effectuate the foregoing. Nothing contained herein shall prevent Inamco from providing Employee with such other compensation as it may determine hereafter. The parties hereto represent that no further corporate action is required to effectuate the terms hereof and further agree to execute such additional documents as may be necessary to effectuate all of the provisions contained herein.

     If the foregoing properly reflects our understanding kindly so indicate in the space provided below.


INAMCO INTERNATIONAL CORP.



By:______________________________          ____________________________
      Greg Palmacci, Director                    Varges George


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